April 24, 2017

VIA EDGAR AND E-MAIL

Perry J. Hindin, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Rent-A-Center, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2017
File No. 1-38047

Dear Mr. Hindin:

On April 11, 2017, Rent-A-Center, Inc. (the “Company”) filed a preliminary proxy statement (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) relating to the Company’s 2017 Annual Meeting of Stockholders, scheduled to be held on June 8, 2017 (including any adjournment, postponement or rescheduling thereof, the “2017 Annual Meeting”). This letter is in response to the Staff’s comment letter of April 21, 2017, with respect to the timing of the record date for the 2017 Annual Meeting in light of Exchange Act Rule 14a-13(a). In response to the Staff’s comment letter, set forth below are the Staff’s comments in italics followed by the Company’s responses.

Staff Comments:

We note that the preliminary proxy statement indicates that the record date for the Annual Meeting was April 10. It is our understanding that the record date has been changed to April 24. Please ensure the disclosure in the proxy statement is revised to reflect this new date. Please also tell us how the Company has complied with Exchange Act Rule 14a-13(a)(3) with respect to this solicitation. Include in your response the date that the Company conducted the inquiry required by Rule 14a-13(a)(1). It is our understanding that that the Company may have conducted such inquiry on April 20 notwithstanding a record date of April 24.

Company Response:

Exchange Act Rule 14a-13(a)(1) provides that if a registrant knows that securities of any class entitled to vote at a meeting which is the subject of proxy solicitation are held of record by a broker, dealer, voting trustee, bank association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant must make certain inquires of such holders of record (commonly known as a broker search) with respect to beneficial ownership of the securities so held of record.

Mr. Perry Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

April 24, 2017

Exchange Act Rule 14a-13(a)(3) establishes the timing for conducting the required broker search. This rule requires that a registrant make its broker search inquiries at least 20 business days prior to the record date of the meeting of security holders.

In anticipation of setting a record date for the 2017 Annual Meeting of April 10, 2017 (the “Original Record Date”), the Company instructed its third-party proxy solicitor to begin the broker search required under Exchange Act Rule 14a-13(a) on March 13, 2017 (the “Original Broker Search”), and the Company’s proxy solicitor confirmed the broker search was conducted on that date. The Company’s board of directors subsequently approved the Original Record Date. On April 20, 2017, the Company’s board of directors established a new record date for the 2017 Annual Meeting of April 24, 2017 (the “New Record Date”). Also on April 20, 2017, the Company instructed its proxy solicitor to amend the Original Broker Search to inform holders of records of the New Record Date (the “Amended Broker Search”).

We believe that the Company made the required inquiry at least 20 business days prior to Original Record Date for the 2017 Annual Meeting when it directed the broker search to be conducted on March 13, 2017. Further, in an effort to ensure that the broker search yielded the most accurate data following the change in record date for the 2017 Annual Meeting, the Company instructed its proxy solicitor to conduct the Amended Broker Search. Taking the Original Broker Search and the Amended Broker Search together, the required broker search was conducted more than 20 business days in advance of the record date for the 2017 Annual Meeting, and the Company and its third-party proxy solicitor have responded to inquiries as they have arisen and will take such steps as are appropriate to ensure that proxy materials in connection with the 2017 Annual Meeting are being furnished to beneficial owners in keeping with the purpose of Exchange Act Rule 14a-13(a).

The Company has taken note of the Staff’s comment to ensure that the disclosure in the proxy statement be revised to reflect the New Record Date, and it will amend its proxy statement accordingly.

*    *    *    *    *    *

If you or any other member of the Staff of the Commission has any questions or comments regarding the foregoing, please telephone the undersigned, Tom Hughes, of Winston & Strawn LLP, which is serving as counsel to the Company. Mr. Hughes can be reached by telephone at (214) 453-6441 or via email at TWHughes@winston.com.

Sincerely,

/s/ Thomas W. Hughes

Thomas W. Hughes

cc:	Ms. Dawn Wolverton (Rent-A-Center, Inc.)
Mr. Todd J. Thorson (Winston & Strawn LLP)